UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

On October 18, 2012, Cencosud S.A. (“Cencosud” or the “Company”) issued a press release (attached hereto as an exhibit) announcing the signing of a acquisition agreement with Carrefour S.A. (“Carrefour”) for the acquisition of Carrefour’s operations in Colombia.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Cencosud signs agreement with Carrefour for the acquisition of Carrefour’s operations in Colombia

Santiago, Chile, October 18, 2012. – Cencosud announced today, that it had executed an agreement with Carrefour S.A. for the purchase of Carrefour’s operations in Colombia for a total enterprise value of 2,000 million Euros. The transaction includes the purchase of 92 total stores, including 72 hypermarket stores, 16 convenience stores, and four cash and carry stores and gas stations. Net sales for the acquired stores in the last twelve months totaled 1.668 million Euros (including gasoline sales). This is a strategic acquisition for Cencosud as it becomes the second largest supermarket operator in Colombia in terms of sales.

The stores acquired are located in nine of the ten largest cities in Colombia. Colombia is the second most populous country in South America, with solid macroeconomic indicators and interesting growth prospects. The transaction is expected to close on or before December 31, 2012.

“We are extremely proud to have achieved one of the greatest desires of Cencosud: the entrance into the supermarket segment in Colombia. This marks one of the major milestones in the history of our company. We are not only acquiring a great operation, but we are entering an extraordinary market, which would not have been possible through organic growth. We give a warm welcome to our new Cencosud employees in Colombia. We also appreciate the great confidence that the Carrefour group has placed in us as the new operators of a great supermarket chain.” indicated Horst Paulmann, chairman of Cencosud.

Cencosud S.A., is a leading company in the Latin-American retail industry, with operations in Argentina, Brazil, Chile, Colombia y Peru. Cencosud currently operates 736 hypermarket and supermarkets, 82 home improvement stores, 26 shopping centers and 76 department stores, directly employing over 140,000 people.

Contact

Andrea Brajovic

Chief of Communications Cencosud

Tel: +562 959 0024

Cel: +569 9240 4016

Andrea.Brajovic@cencosud.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
Name: Juan Manuel Parada
Title: Chief Financial Officer

Date: October 18, 2012